14041756

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SEC Mail Processing Section OCT 06 2014 Washington DC 402

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10/7/14

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 26019 |
| ~~8-051350~~ |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/13 (MM/DD/YY) AND ENDING 06/30/14 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **INVESTORS PROPERTIES, INC.**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3724 THOMAS POINT ROAD
(No. and Street)

ANNAPOLIS (City) MD (State) 21403 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. LEE SLAGLE (410)-263-1420
(Area Code-Telephone No.)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name*)

1750 K STREET, NW, SUITE 375, WASHINGTON, DC 20006
(Address) (City) (State) (Zip Code)

**CHECK ONE:**
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DD 10/8/14

# OATH OR AFFIRMATION

I, C. LEE SLAGLE, swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of INVESTORS PROPERTIES, INC., as of June 30, 2014 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

NOTARY PUBLIC

Signature

PRESIDENT

Title

8/21/14

Notary Public

Comm Exp 12-4-2015

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# INVESTORS PROPERTIES, INC.

## STATEMENT OF FINANCIAL CONDITION
## AND INDEPENDENT AUDITORS' REPORT

## JUNE 30, 2014

# INVESTORS PROPERTIES, INC.
# STATEMENT OF FINANCIAL CONDITION
# AND INDEPENDENT AUDITORS' REPORT
# JUNE 30, 2014

---

## CONTENTS

**WILLIAM BATDORF & COMPANY, P.C.**
CERTIFIED PUBLIC ACCOUNTANTS
1776 K STREET, N.W., SUITE 840
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Investors Properties, Inc.
Annapolis, MD

We have audited the accompanying statement of financial condition of Investors Properties, Inc., (a Maryland corporation) as of June 30, 2014, filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Investors Properties, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Investors Properties, Inc. as of June 30, 2014, in accordance with accounting principles generally accepted in the United States of America.

William Batdorf & Company, P.C.

Washington, DC
September 30, 2014

# INVESTORS PROPERTIES, INC.
# STATEMENT OF FINANCIAL CONDITION
# JUNE 30, 2014

## CURRENT ASSETS

| | | |
|---|---|---|
| Cash | $ | 36,481 |
| Commissions Receivable | | 641 |
| Investment | | 135,170 |
| Total Assets | $ | 172,292 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| **LIABILITIES** | | |
| Accounts Payable | $ | 1,459 |
| Deferred Income Tax | | 23,120 |
| Total Liabilities | $ | 24,579 |
| **STOCKHOLDERS' EQUITY** | | |
| Common Stock ($.01 par, 100,000 shares authorized, issued and outstanding) | | 1,000 |
| Additional Paid-In Capital | | 60,300 |
| Retained Earnings | | 86,413 |
| Total Stockholders' Equity | | 147,713 |
| Total Liabilities and Stockholders' Equity | $ | 172,292 |

See accompanying Notes to Financial Statements.

## NOTE 1 – ORGANIZATION & SIGNIFICANT ACCOUNTING POLICIES

**Organization** - Investors Properties, Inc. (the Company) is a securities broker/dealer registered with the SEC and the Financial Industry Regulatory Authority (FINRA).

**Accounting Basis** - The financial statements are prepared on the accrual basis of accounting.

**Securities Transactions** - Securities transactions and any related gains or losses on sales are recorded on a trade date basis.

**Cash and Cash Equivalents** - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

**Accounts Receivable** - Management has elected to record bad debts using the direct write-off method. Generally accepted accounting principles require that the allowance method be used to reflect bad debts. However, the effect of the use of the direct write- off method is not materially different from the results that would have been obtained had the allowance method been followed.

**Income Taxes** - The Company accounts for income taxes using the liability method, under which deferred tax assets and liabilities are determined based on the differences between financial statement and tax basis carrying amounts.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as tax benefit or expense in the current year. In general, the prior three years tax returns filed with various taxing agencies are open to examination.

At June 30, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluations as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for three tax years.

## NOTE 2 - FAIR VALUE MEASUREMENT

All of the Company's assets and liabilities which are stated at fair value are valued in accordance with Level 1 criteria, as defined in FASB ASC 820. Level 1 value measurement uses quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

**NOTE 3 – USE OF ESTIMATES**
The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenue and expenses during the reported period. Actual results could differ from these estimates.

**NOTE 4 – INVESTMENT**
At June 30, 2014, the Company's investment is comprised entirely of NASDAQ stock and is carried at market value.

**NOTE 5 – INCOME TAXES**

At June 30, 2014, the Company has deferred tax liability of $23,120 principally relating to unrealized gains on investment securities.

**NOTE 6 – NET CAPITAL REQUIREMENTS**
The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness, as defined to net capital, as defined, shall not exceed 15 to 1. The Company had net capital and net capital requirements computed under these provisions as follows:

| | |
|---|---|
| Net capital | $ 110,058 |
| Net capital requirement | $ 5,000 |

**NOTE 7 – OTHER REGULATORY REQUIREMENTS**
The Company does not hold any funds or securities for the account of customers and limits its business to mutual funds and variable annuities. It is therefore exempt from the customer reserve requirements of the Securities and Exchange Commission Rule 15c3-3 under Section (k)(1).

**NOTE 8 - SUBSEQUENT EVENTS**
Management has evaluated subsequent events through September 30, 2014, the date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on the financial statements.

**WILLIAM BATDORF & COMPANY, P.C.**
CERTIFIED PUBLIC ACCOUNTANTS
1776 K STREET, N.W., SUITE 840
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members
Investors Properties, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Investors Properties, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Investors Properties, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) Investors Properties, Inc. stated that Investors Properties, Inc. met the identified exemption provisions throughout the period June 30, 2013 through June 30, 2014 without exception. Investors Properties, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Investors Properties, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

William Batdorf & Company, P.C.

Washington, DC
September 30, 2014

**WILLIAM BATDORF & COMPANY, P.C.**
CERTIFIED PUBLIC ACCOUNTANTS
1776 K STREET, N.W., SUITE 840
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

## INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors
Investors Properties, Inc.
Annapolis, MD.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended June 30, 2014, which were agreed to by Investors Properties, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Investors Properties, Inc.'s compliance with the applicable instructions of Form SIPC-7. Investors Properties, Inc.'s management is responsible for Investors Properties, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including check registers and bank statements, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended June 30, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended June 30, 2014, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Washington, DC
September 30, 2014

SIPC-7

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

For the fiscal year ended 6/30/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

026019 FINRA JUN
INVESTORS PROPERTIES INC
3724 THOMAS POINT RD
ANNAPOLIS MD 21403-5009

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form (410)263-1420
C. LEE SLAGLE

2. A. General Assessment (item 2e from page 2) $ 0

B. Less payment made with SIPC-6 filed (exclude interest) ( 0 )

Date Paid ______

C. Less prior overpayment applied ( 0 )

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $( 0 )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

INVESTORS PROPERTIES, INC
(Name of Corporation, Partnership or other organization)

C. Lee Slagle
(Authorized Signature)

Dated the 15 day of AUGUST, 20 14.

PRESIDENT
(Title)

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 7/1/2013 and ending 6/30/2014

| Item No. | Eliminate cents |
|---|---|
| 2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) | $ 49,389 |
| 2b. Additions: | |
| (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. | 0 |
| (2) Net loss from principal transactions in securities in trading accounts. | 0 |
| (3) Net loss from principal transactions in commodities in trading accounts. | 0 |
| (4) Interest and dividend expense deducted in determining item 2a. | 0 |
| (5) Net loss from management of or participation in the underwriting or distribution of securities. | 0 |
| (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. | 0 |
| (7) Net loss from securities in investment accounts. | 0 |
| Total additions | 0 |
| 2c. Deductions: | |
| (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. | 27,075 |
| (2) Revenues from commodity transactions. | 0 |
| (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. | 0 |
| (4) Reimbursements for postage in connection with proxy solicitation. | 0 |
| (5) Net gain from securities in investment accounts. | 20,405 |
| (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. | 0 |
| (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). | 0 |
| (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): INTEREST & DIVIDENDS<br>(Deductions in excess of $100,000 require documentation) | 1909 |
| (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0 | |
| (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0 | |
| Enter the greater of line (i) or (ii) | 0 |
| Total deductions | 49,389 |
| 2d. SIPC Net Operating Revenues | $ 0 |
| 2e. General Assessment @ .0025 | $ 0<br>(to page 1, line 2.A.) |